NEWS RELEASE

Canarc Reports Positive Preliminary Economic Assessment For the El Compas Gold-Silver Mine Project in Zacatecas, Mexico with Low All-In Sustaining Costs Estimated at US$614 per ounce AuEq

Vancouver, B.C. – January 19, 2016 – Canarc Resource Corp. ( “Canarc” or “Company”) (TSX:CCM,) is pleased to announce the results of a Preliminary Economic Assessment (“PEA”) prepared by Mining Plus Canada Pty Ltd. on the Company’s 100% owned El Compas Gold-Silver Mine, located in Zacatecas, Mexico.

PEA Highlights

All dollar amounts are expressed in U.S. dollars unless otherwise indicated. The base case uses US$1100 / Oz Au, US$14 / Oz Ag and 18 MXN to 1 USD exchange rate.

•	Total cash cost of $523 per Oz AuEq Oz and all in sustaining cost $614 per Oz AuEq

•	Annual production of 18,000 Oz gold equivalent (AuEq) based on 78.6:1 gold: silver ratio

•	7.3 years mine-life at 450 tonnes per day producing a total of 126,000 net payable AuEq Oz

•	$ 48.3 million net present value (“NPV”) and 102% internal rate of return (“IRR”) at a 5% discount rate before taxes and mining duties

•	$32.9 million NPV and 84.3% IRR at a 5% discount rate after taxes, tax pools and mining duties

•	$7.6 million total pre-production capital expenditures

•	1.8 years after-tax capital pay-back period

•	6 months construction period and 9 months to steady state production

Canarc CEO Catalin Chiloflischi comments: “The PEA clearly indicates that our El Compas Mine has the potential to be an economically robust, low cost, high margin, rapid payback project even at lower metal prices, thanks in part to its high grades, low costs and low capital expenditure requirements. We will now turn our focus to arranging the capital financing needed to develop this attractive gold-silver mine and place it into production.”

The PEA contemplates a 7-year operation involving underground mining using a local mining contractor to produce approximately 18,000 payable gold equivalent ounces per year. Mineralized material will be trucked twenty kilometers from the El Compas Mine to the government-owned La Plata processing plant on which Canarc has secured a long-term lease option with the Zacatecas government.

Processing will involve crushing, grinding and flotation followed by leaching of the flotation concentrate. A 50 tonne per day leach and Merrill Crowe recovery circuit will be added to the existing plant to produce doré bars. Life of Mine payable production will total 115,000 ounces of gold and 886,000 ounces of silver for a total of 126,000 ounces of gold equivalent.

The results of the PEA will be summarized in a technical report prepared pursuant to National Instrument 43-101, which will be filed on SEDAR within 45 days.

Conference Call

Canarc will be hosting a live conference call with shareholders, investors, analysts and bankers on Tuesday January 19, 2016 at 9.00am PST (12.00pm EST) to discuss the PEA results.

The teleconference will be hosted by: Canarc Chairman, Mr. Bradford Cooke, Canarc CEO, Mr. Catalin Chiloflischi and Canarc President, Mr. Garry Biles.

To participate in the conference call, dial one of the following numbers:

Canada/USA Toll Free: 1-800-319-7310

International: 1-604-638-5345 or 1-416-915-3227

Please enter Conference Call Passcode when prompted: 35755#

The teleconference will be archived on Canarc’s website (www.canarc.net)

PEA Summary

Project highlights and key economic outcomes

Total Resources Mined (tonnes)	953,051 tonnes
Total Non Mineralized Material Mined/Waste (outside of the resources)	144,246 tonnes
Mining Production Daily Rate (tonnes per day, or “tpd”)	450 tpd
Total Project Operating Period (years)	7.25 years
Average Life of Mine Diluted Grade (g/t AuEq)	4.3 g/t
Average Life of Mine Diluted Grade (g/t Au)	3.92 g/t
Average Life of Mine Diluted Grade (g/t Ag)	46.3 g/t
Total Gold Contained (Oz)	138,295 Au Oz
Total Silver Contained (Oz)	1,634,113 Ag Oz
Gold Recovery (%)	83%
Total Au Payable Produced (Oz)	114,600 Au Oz
Silver Recovery (%)	55%
Total Ag Payable Produced (Oz)	885,900 Ag Oz
Total AuEq Payable Produced (Oz)	126,000 Oz
Total Initial Capital Cost to Sustained Positive Cash Flow	$7,650,000
Sustaining Capital Life of Mine	$3,880,000
Total Life of Mine Capital (including 15% contingency)	$11,530,000
Total Operating Costs Per Tonne	$59.98
Cash Cost ($ per Oz AuEq)	$523
All In Sustaining Cash ($ per Oz AuEq)	$614

Notes:

1.	Gold equivalency has been calculated based on a gold price of US$1,100/Oz and a silver price of US$14/Oz, metallurgical recoveries of 83.3% for gold and 55.3% for silver. The estimates for gold and silver recoveries are based on flotation and leaching test work undertaken at Research Development Inc.’s laboratory, which is located in Colorado, US and supervised by Tetra Tech, Inc. personnel.

2.	Tonnages are quoted as metric tonnes (t).

Financial Highlights at US$1100/Oz Gold & US$14/Oz Silver:

Total life of mine (“LOM”) Operating Revenue (US$M)	$138.5 M
Total LOM Pre-Tax Free Cash Flow (US$M)	$59.1 M
NPV 5% Discount Before Tax	$48.3 M
IRR Before Tax	102%
Total LOM Taxes (US$)	$18.8 M
Total LOM After-Tax Free Cash Flow (US$)	$40.3 M
NPV 5% Discount After Tax	$32.9 M
IRR After Tax	84.3%

  Notes:

1.	Deferred tax credits of US$9.86 million in Minera Oro Silver have been incorporated into tax payable with total credits amortized over life of mine (maximum tax pool offset of 15% credit inclusion per annum).

Financial Sensitivities- to Commodity Prices

Gold price US$/Oz	$900	$1,000	$1,100	$1,200	$1,300
Pre-Tax NPV 5% US$M	$27.6	$38.0	$48.3	$58.7	$69.0
After-Tax NPV 5% US$M	$19.3	$26.2	$32.9	$39.5	$46.0
Pre-Tax IRR	67.4%	85.4%	102.1%	117.7%	132.4%
After-Tax IRR	56.6%	71.2%	84.3%	96.6%	108.4%

Sensitivity- NPV (Before tax) based on Discount Rate and Commodity Price Variation

	Commodity Price- Gold (UD$/Oz)
Discount Rate (%)	$900	$1,000	$1,100	$1,200	$1,300
3.0%	$30.1	$41.2	$52.3	$63.4	$74.6
4.0%	$28.8	$39.5	$50.3	$61.0	$71.7
5.0%	$27.6	$38.0	$48.3	$58.7	$69.0
6.0%	$26.4	$36.5	$46.5	$56.5	$66.5
7.0%	$25.3	$35.0	$44.7	$54.3	$64.0

Sensitivity- NPV (After tax) based on Discount Rate and Commodity Price Variation

	Commodity Price- Gold (UD$/Oz)
Discount Rate (%)	$900	$1,000	$1,100	$1,200	$1,300
3.0%	$21.1	$28.5	$35.6	$42.7	$49.7
4.0%	$20.2	$27.3	$34.2	$41.0	$47.8
5.0%	$19.3	$26.2	$32.9	$39.5	$46.0
6.0%	$18.4	$25.1	$31.6	$37.9	$44.2
7.0%	$17.6	$24.1	$30.3	$36.5	$42.6

The reader is cautioned that the PEA is preliminary in nature and the PEA mine plan and economic model include the use of Inferred Resources that are considered to be too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. There is no certainty that Inferred resources can be converted to Indicated or Measured Resources or Mineral Reserves, and as such, there is no certainty that the results of this PEA will be realized.

Opportunities to Enhance Value

Canarc plans to conduct additional exploration drilling, subject to financing, with the goal of converting inferred resources to indicated or measured resources in order to reduce risk in the financial model. Canarc also plans to evaluate alternate processing scenarios that could reduce the initial plant capital requirements and enhance overall project economics even further.

Project History

The El Compas vein was historically mined from 2002 until 2007 via 1,200 metres of ramp mining whereby approximately 55,000 tonnes of mineralized material was shipped to the Veta Grande Mill, averaging 4.7 g/t gold and 87 g/t silver. From 2007 until 2011, Oro Silver completed extensive surface exploration of the property including three phases of drilling totalling 14,263 m in 96 diamond core and reverse circulation holes over portions of the El Compas and El Orito vein systems. In October 2015, Canarc Resources Corp. acquired 100% of the shares in Oro Silver Resources Ltd., a wholly-owned subsidiary of Marlin Gold Mining Ltd.

Mineral Resources

The PEA is based on an Indicated and Inferred mineral resource estimate completed by Lisa Bascombe, AIG (CP), Mining Plus Consultant, an Australian registered Professional Geologist and a Qualified Person.

The resource estimate was derived from 153 drill holes and 41 underground channel samples completed between 2005 and 2010 for a total of 30,069 meters of drilling and 305 meters of underground sampling.  This drilling and underground sampling focused on the El Compas and El Orito zones, which account for the majority of metal discovered to date on the project. For further details, please see the Company’s press release dated January 14, 2016.

Mineral Resource Estimate for the El Compas Deposit - January 2016
Area	Cut-Off	Indicated
	Au g/t	Tonnes	Au g/t	Ag g/t	Au Oz	Ag Oz
El Compas	2.0	507,000	6.75	66.7	110,000	1,087,000
El Orito	2.0	45,000	4.34	60.5	6,000	88,000
Total		552,000	6.55	66.2	116,000	1,175,000
		Inferred
		Tonnes	Au g/t	Ag g/t	Au Oz	Ag Oz
El Compas	2.0	129,000	3.44	58.0	14,000	240,000
El Orito	2.0	292,000	4.51	60.8	42,000	571,000
Total		421,000	4.18	59.9	57,000	812,000

Notes:

(1)	Mineral Resources estimated as of January 14, 2016

(2)	CIM Definition Standards were followed for the Mineral Resource estimates.

(3)	Mineral Resources are estimated using Vulcan software, and have been reported at a 2 g/t Au cut-off grade.

(4)	For the purpose of resource estimation, assays were capped at 75 g/t for Au and 700 g/t for Ag.

(5)	A bulk density of 2.6 tonnes/m3 has been applied for volume to tonnes conversion.

(6)	Resource categories have been applied to the estimation on the basis of drill-hole density, number of available composites, estimation pass and confidence in the estimation.

(7)	A small amount of the resource has been mined at the top of the El Compas vein and this material has been removed from the resource.

(8)	The estimate includes inferred resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. There is no certainty that the results predicted by this estimate will be realized. The mineral resources estimate could be materially affected by: environmental, geotechnical, permitting, legal, title, taxation, socio-political, marketing or other relevant issues.

Infrastructure

El Compas is accessed by an all-weather gravel road, one kilometer from the paved roads in the southern part of the city of Zacatecas. Access is available directly to the existing El Compas mine portal and to the quarry where the new portal will be excavated. Minor roadworks will be required to provide clear and suitable access in and around the new portal site.

Canarc has signed a letter of intent with the Zacatecas state government to lease their fully permitted La Plata flotation mill and tailings storage facility in Zacatecas. The La Plata mill and tailings facility are accessible by paved roads and all weather gravel roads, approximately 20 kilometers from the El Compas mine site around the western side of Zacatecas City.

Mining

The PEA contemplates utilzing an underground mining contractor that will mine at a rate of 450 tonnes of mineralized material per day with contractor direction and supervision by qualified and experienced professional and technical staff employed by the Company to ensure efficient mining of the deposit. Using a mining contractor reduces the upfront mining capital cost significantly and reduces or eliminates much of the training efforts needed when compared to using a mining crew of Company employees.

The geometry of the deposit makes it amenable to a lower cost long hole stoping mining method, with mining dilution and recovery estimated in the range of 12-14% and 91-93% respectively. Underground mining cost is estimated at $32/tonne based on competitive bids from qualified underground mining contractors and a mining development and stoping plan created by Mining Plus Consultants during their PEA study work.

The El Compas Project benefits from it’s location just south of the city of Zacatecas, which is one of Mexico’s historical and current centers for gold and silver mining. This provides the company excellent access to the qualified and experienced people needed to manage and operate the project and easy access to all of the services needed to support the operation.

Processing

Modifications will be made to the La Plata plant to allow for both flotation and cyanide leach circuits. The process flowsheet includes a two-stage crushing plant followed by grinding and flotation operations and cyanide leaching of the flotation concentrate. Leach solutions are processed using a Merrill Crowe recovery system and the resulting precipitate is melted into doré gold-silver bars.

The estimates for gold and silver recoveries and reagent consumptions are based on flotation and leaching test work undertaken at Research Development Inc.’s laboratory which is located in Colorado, US and supervised by Tetra Tech, Inc. personnel. Processing cost is estimated to be around $18 per tonne.

Capital and Operating Costs

Total life of mine capital requirements are estimated at $11.53 million, comprised of $7.65 million of upfront capital requirements and $3.88 million of sustaining capital requirements. A contingency of 15% was applied to upfront mine capital estimations. Mill Capital estimations have a 12% contingency applied. The following tables provide a summary of estimates of upfront capital costs and sustaining capital costs.

Capital Costs Required to Achieve Positive Cash Flow:

Total Mine Capital Infrastructure	$1.97M
Total Mine Capital Development	$1.8M
Total Mill Capital Investments	$3.88M
Total Upfront Capital Costs to Positive Cash Flow	$7.65M

Life of Mine Sustaining Capital Cost

Total Mine Capital Development	$3.38M
Total Mill Capital Investments	$0.5M
Total Sustaining Capital	$3.88M
Total Life of Mine (Upfront & Sustaining)	$11.53M

Estimated operating costs for life of mine total $65.8 million equating to an operating cost of $59.98 per tonne milled. Cash operating costs of $523 per Oz AuEq and All-In Costs of $614 per Oz AuEq have been estimated.

The table below provides a summary of operating unit costs per tonne of mineralized material mined and milled. The values presented represent average costs for life of mine.

Operating Costs Breakdown (dollars per tonne)

Mining	$31.98
Processing	$18.07
General & Admin	$9.93
Total Operating Cost	$59.98

Qualified Persons:

The PEA is based on an Indicated and Inferred mineral resource estimate completed by Lisa Bascombe, AIG (CP) of Mining Plus Consultants, an Australian registered Professional Geologist and a Qualified Person.

Neil Schunke, P.Eng. of Mining Plus Consultants is the Qualified Person with respect to mining engineering aspects of the PEA study.

Frank Wright, P.Eng. is the Qualified Person with respect to the processing aspects of the PEA study.

Garry Biles, P. Eng, President & COO for Canarc Resource Corp, is the Qualified Person who reviewed and approved the contents of this news release.

“Catalin Chiloflischi”

____________________

Catalin Chiloflischi, CEO

CANARC RESOURCE CORP.

FOR MORE INFORMATION:

Catalin Chiloflischi, CEO

Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Fax: (604) 685-9744

Email: catalin@canarc.net Website: www.canarc.net

About Canarc Resource Corp. Canarc is a growth-oriented, gold exploration and mining company listed on the TSX (CCM) and the OTC-BB (CRCUF). The Company is currently focused on advancing its El Compas project in production. Canarc is also seeking a partner to advance its high grade, underground, New Polaris gold mine project in British Columbia to the feasibility stage.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historical facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the potential economic results of mining activities at the Company’s El Compas property, estimates of capital and sustaining costs, operational costs, mineral prices, and mineral recovery rates, mineral resource estimates and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, risks related tochanges in metals prices; changes in metals recovery rates; changes in capital or operating expenditure requirements; uncertainties inherent in the estimation of mineral resources; commodity prices; the ability of the Company to raise sufficient financing for the development of a mine on the El Compas property; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries;; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Forward-looking statements are based on assumptions that the Company's activities will be in accordance with the Company's public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained and that there will be no significant disruptions affecting the Company or its properties.